GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

04 APR -7 AM 7:21

04024180

30 March 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

Exemption File 82-5204

PROCESSED
APR 09 2004
THOMSON FINANCIAL

SUPPL

Dear Sirs,

GKN plc – submission of documents to the UK Listing Authority

For your information I enclose a copy of the above announcement, released today.

Yours faithfully,

S DeRitter

pp **David Pavey**
Assistant Company Secretary

Enc.

dlw 4/8

COMPLIANCE/SEC/COR/notification of press release

GKN plc

The following documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility:

(a) 2003 GKN plc Report & Accounts;
(b) Circular to shareholders incorporating the Notice of the 2004 AGM; and
(c) Form of proxy.

The Report & Accounts and AGM Circular are also available on the GKN website at www.gknplc.com.

The UK Listing Authority's Document Viewing Facility is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

G Denham
Company Secretary
30 March 2004

GKN PLC – BOARD ANNOUNCEMENT

Mr. Dick Etches, who reaches his normal retirement date in 2005, will take early retirement and resign from the Board at the end of June 2004. Dick joined the Board as Human Resources Director in 1997. He will be succeeded by Ms Maureen Constantine as Group Human Resources Director with effect from 1st July 2004. Maureen will report to Mr. Kevin Smith, the Group Chief Executive, and will join the Executive Committee although not the Main Board.

Mr. Neal Keating, who joined the Board of GKN plc in 2002 as Managing Director Aerospace Services, will resign from the Board on 30th June 2004 for personal reasons. His present responsibilities in Aerospace Services will now be assumed by Mr. Gary Cosby, Chief Operating Officer Aerospace Services, who will report to the Group Chief Executive. Neal will continue as a Director of AgustaWestland N.V. and will work on special US based projects for the Group Chief Executive until the end of June.

Press Enquires: 020 7463 2354
Investor Relations Enquiries: 020 7463 2382